T.	Rowe Price Retirement Funds, Inc.

T.	Rowe Price Retirement 2005 Fund

T.	Rowe Price Retirement 2010 Fund

T.	Rowe Price Retirement 2015 Fund

T.	Rowe Price Retirement 2020 Fund

T.	Rowe Price Retirement 2025 Fund

T.	Rowe Price Retirement 2030 Fund

T.	Rowe Price Retirement 2035 Fund

T.	Rowe Price Retirement 2040 Fund

T.	Rowe Price Retirement 2045 Fund

T.	Rowe Price Retirement Income Fund

1) The funds’ investment strategy has been revised to include the following disclosure:

The information in the tables represents the target allocations for the funds as of September 1, 2006 (other than for the Short-Term Income Fund). Effective September 29, 2006, allocations to that fund replaced those previously allocated to the Summit Cash Reserves and Short-Term Bond Funds.

2) References to “Short-Term Fixed Income” have been replaced with “Short-Term Income”.